Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,

	2013		2014		2015		2016	2017
Earnings
Income (loss) from continuing operations before provision for income taxes	$346		$342		$411		$(1,715)	$(2,833)
Income from equity investees	(43)		(48)		(63)		(43)	(16)
Distributed income from equity investees	59		29		64		40	13
Interest and amortization of deferred finance costs	613		972		973		962	931
Amortization of capitalized interest	4		4		5		9	5
Implicit rental interest expense	70		108		114		112	99

Total earnings	$1,049		$1,407		$1,504		$(635)	$(1,801)

Fixed Charges
Interest and amortization of deferred finance costs	$613		$972		$973		$962	$931
Capitalized interest	10		10		16		9	11
Implicit rental interest expense	70		108		114		112	99

Total fixed charges	$693		$1,090		$1,103		$1,083	$1,041

Ratio of earnings to fixed charges	1.51	x	1.29	x	1.36	x	* x	* x

* For the years ended December 31, 2017 and 2016, earnings were insufficient to cover fixed charges by approximately $2.8 billion and $1.7 billion, respectively.